A+f 2-12-2002



02005136

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
FEB 07 2002
WASH, D.C.
354
SECTION

1X 2-11-02

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SEC FILE NUMBER
8- 41803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2000 (MM/DD/YY) AND ENDING September 30, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: National Brokerage Inc.
FN: SHARPE SECURITIES

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 BROADWAY - 27th FLOOR
(No. and Street)

New York	NY	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JACKIE JIMINEZ — 212-417-8040
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETER D. WILLNER
(Name — if individual, state last, first, middle name)

25 Mohegan Trail,	Saddle River,	NJ	07458
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lawrence M. Hoes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sharpe Securities, as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

President - General Partner.
Title

[Signature]
Notary Public
Registration # 02W06064142
9/17/2005 Exp.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHARPE SECURITIES

COMPARATIVE FINANCIAL STATEMENTS

FOR THE YEARS ENDING

SEPTEMBER 30, 2001 AND 2000

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458

TEL: 201-995-9797
FAX: 201-995-9708

INDEPENDENT AUDITORS REPORT

To the Partners
SHARPE SECURITIES

We have audited the accompanying statements of financial condition of SHARPE SECURITIES as of September 30, 2001 and 2000 and the related statements of income, changes in partners' capital and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Security exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SHARPE SECURITIES as of September 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The statement of the computation of the minimum capital requirements is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



November 6, 2001
New York, N.Y.

Peter D. Willner, C.P.A.

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458
TEL: 201-995-9707
FAX: 201-995-9708

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Partners
SHARPE SECURITIES

We have examined the financial statements of SHARPE SECURITIES as of September 30, 2001 and have issued our report thereon dated November 6, 2001. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and rule 17a-5(g)(1) of the Securities and Exchange Commission. This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets.

The management of the Company is responsible for establishing and maintaining an internal control structure and the relevant practices and procedures. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structures, practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's objectives under rule 17a-5(g). Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, practices and procedures, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in rule 17a-5(g)(1) of the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



November 6, 2001
New York, New York

Peter D. Willner, C.P.A.

SHARPE SECURITIES

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2001 and 2000

	2001	2000
ASSETS		
Cash	**$ 150,578**	**$ 114,751**
Receivable from brokers and dealers	**181,246**	**215,304**
Total current assets	**$ 331,824**	**$ 330,055**
Fixed Assets, Net (note 3)	**0**	**0**
Other Assets	**90,311**	**27,616**
Total Assets	**$ 422,135**	**$ 357,671**
LIABILITIES		
Accounts payable and accrued expenses	**$ 118,821**	**$ 73,487**
Total current liabilities	**$ 118,821**	**73,487**
PARTNERS' CAPITAL	**303,314**	**284,184**
Total current liabilities and partners' capital	**$ 422,135**	**$ 357,671**

The accompanying notes are an integral part of these financial statements.

SHARPE SECURITIES

STATEMENT OF INCOME

FOR THE YEARS ENDED

SEPTEMBER 30, 2001 AND 2000

	2001	2000
REVENUES		
Commissions	$ 3,268,484	$ 2,614,508
Total Revenue	$ 3,268,484	$ 2,614,508
EXPENSES		
Employee compensation and benefits	$ 1,397,400	$ 1,119,518
Commissions	610,695	371,435
Regulatory fees	154,175	35,552
Telephone	73,604	135,693
Professional fees	92,020	49,638
Supplies	10,677	15,456
Travel	11,788	9,959
Miscellaneous	197,768	143,654
Stock exchange lease	614,000	609,167
Entertainment	33,714	21,636
Equipment Rental	1,487	14,129
Promotional Expenses	22,908	31,654
Total Expenses	$ 3,220,236	$ 2,557,491
NET INCOME	$ 48,248	$ 57,017

The accompanying notes are an integral part of these financial statements.

SHARPE SECURITIES

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEARS ENDED

SEPTEMBER 30, 2001 AND 2000

	Contrib- uted Capital	Current Operating Income	2001	2000
Partners' Capital, Beginning	$ 284,184		$ 284,184	$ 227,167
Redemption of Capital Interest	(29,118)		(29,118)	
Net Income		$ 48,248	48,248	57,017
Partners' Capital, Ending	$ 255,066	$ 48,248	$ 303,314	$ 284,184

The accompanying notes are an integral part of these financial statements.

SHARPE SECURITIES

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED

SEPTEMBER 30, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 48,248	$ 57,017
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)decrease in operating assets:		
(Increase) decrease in receivables from brokers and dealers	34,058	(15,174)
(Increase)decrease in other assets	(62,695)	29,362
Increase (decrease) in operating liabilities:		
Increase (decrease) in accounts payable and accrued expenses	45,334	(2,238)
Net cash provided by operating activities	$ 64,945	$ 68,967
CAS H FLOWS FROM FINANCING ACTIVITIES:		
(Decrease) in partners' capital	$ (29,118)	$ 0
Net cash (consumed in) financing activities	$ (29,118)	$ 0
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 35,827	$ 68,967
CASH AND CASH EQUIVALENTS, beginning of year	114,751	45,784
CASH AND CASH EQUIVALENTS, end of year	$ 150,578	$ 114,751

The accompanying notes are an integral part of these financial statements.

SHARPE SECURITIES

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED

SEPTEMBER 30, 2001 and 2000

1. ORGANIZATION AND NATURE OF BUSINESS

SHARPE SECURITIES was established in August 1989 as an institutional brokerage service. The company is a member of the New York Stock Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company is engaged in a single line of business in the securities brokerage industry.

Securities transactions
Securities transactions are recorded on a settlement date basis.

Fixed assets and depreciation
Fixed assets are carried at cost, net of accumulated depreciation. Depreciation of fixed assets is provided on a straight-line basis over the estimated useful lives of the assets. All fixed assets presently in service are fully depreciated.

Cash and cash equivalents
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. FIXED ASSETS

Fixed assets consist of:

	2001	2000
Furniture and equipment, at cost	$8,263	$8,263
Less: Accumulated depreciation	(8,263)	(8,263)
Fixed Assets, net	$ 0	$ 0

SHARPE SECURITIES

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED

SEPTEMBER 30, 2001 AND 2000

4. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2001, the company had net capital of $238,627 which was $ 230,706 in excess of its required net capital of $ 7,921. The company's aggregate indebtedness to net capital was 50%.

SHARPE SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2001

Computation of Net Capital

Total capital from statement of financial condition	$ 303,314
Total non-allowable assets	(64,687)
Net capital	$ 238,627

Computation of Basic Net Capital Requirement

Minimum net capital required by 6 2/3% of $118,821	$ 7,921
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 7,921
Excess net capital	$ 230,706
Excess net capital at 1000%	$ 226,745

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 118,821
Percentage of aggregate indebtedness to net capital	50%

A reconciliation with the company's computation of net capital as reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

SHARPE SECURITIES
FINANCIAL STATEMENT AVAILABILITY
PURSUANT TO RULE 418-15
OF THE NEW YORK STOCK EXCHANGE

Pursuant to rule 418-15 of the New York Stock Exchange, these financial statements and operational report has been made or will be made available to all members or allied members of the organization.



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